Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-121485

INDEPENDENCE BANCSHARES, INC.

OFFERING OF A MINIMUM OF 1,500,000 AND A
MAXIMUM OF 2,500,000 SHARES OF COMMON STOCK

SUPPLEMENT NO. 1 TO PROSPECTUS
DATED MARCH 10, 2005

        This document supplements our prospectus, dated March 10, 2005, pursuant to which we are offering a minimum of 1,500,000 shares and a maximum of 2,500,000 shares of our common stock at $10.00 per share.

Extension of the Offering

        The offering was originally scheduled to expire on April 30, 2005, subject to our right to extend the offering for one or more periods up to December 31, 2005. We have decided to extend the offering through May 31, 2005. We still reserve the right to extend the offering until December 31, 2005 or to terminate the offering earlier.

Subscriptions to Date

        As of the date set forth below in this supplement, we have received subscriptions for 1,530,200 shares and subscription proceeds totaling $15,302,000. All of these subscriptions been obtained through the efforts of our officers and directors, and FIG Partners will not participate in the offering until its participation has been cleared by the NASD. We have obtained the required minimum amount of subscription proceeds which will permit us to break escrow and begin banking operations. We have not accepted any of these subscriptions and our board reserves the right to accept or refuse any subscription.

Calculation of the Maximum Sales Agency Fee

        Any sale of common stock in this offering to residents of North Carolina, Florida, and Virginia must be made through a registered broker-dealer. We have engaged FIG Partners as our registered broker-dealer, subject to NASD approval, and have agreed to pay it a fee equal to the greater of $100,000 or 5.5% of all sales made by FIG Partners. If we were to accept all subscriptions received to date, FIG Partners’ commission would be $100,000, representing the minimum amount due to FIG Partners based on pending subscription proceeds totaling $1,364,000 from residents of North Carolina, Florida, and Virginia. If we were to obtain and accept subscriptions for the maximum number of shares available in this offering, and all remaining sales were made through FIG Partners, its commission would be $608,410, representing $533,390 based on its maximum potential selling efforts and $75,020 based on pending subscription proceeds from the three states listed above. We anticipate that the remaining subscriptions will be obtained both by our officers and directors and through FIG Partners. However, the chart on the following page reflects the total fees we would pay to FIG Partners if all remaining subscriptions were obtained through it.

		Minimum Total	Maximum Total
	Per Share	1,500,000 Shares	2,500,000 Shares

Public Offering Price	$10.00	$15,000,000	$25,000,000

Maximum Sales Agency Fee(1)	$0.24	$100,000	$608,410

Proceeds to Independence Bancshares	$9.76	$14,900,000	$24,391,590

(1)     We have agreed to pay FIG Partners a fee equal to the greater of $100,000 or 5.5% of all sales made by it. If we were to accept all subscriptions received to date, FIG Partners’ commission would be $100,000. If the maximum number of shares is sold and all remaining subscriptions for shares are obtained through FIG Partners, it will receive a sales agency fee of $0.24 per share for a total fee of $608,410. Had FIG Partners participated in the offering from the outset and sold the maximum number of shares offered, its commission would have been $1,375,000, or $.55 per share.

        This supplement is not a summary of the information in the prospectus, and it may not be used except in conjunction with the prospectus.

        TO THE EXTENT ANY INFORMATION SET FORTH IN THIS SUPPLEMENT IS INCONSISTENT WITH OR CONTRARY TO THE INFORMATION SET FORTH IN THE PROSPECTUS, THE INFORMATION SET FORTH HEREIN SHALL SUPERSEDE THE INFORMATION CONTAINED IN THE PROSPECTUS. THIS SUPPLEMENT DOES NOT CONTAIN A COMPLETE DESCRIPTION OF THE TERMS OF THE OFFERING AND INFORMATION RELATING TO OUR COMPANY. PROSPECTIVE INVESTORS SHOULD READ THE PROSPECTUS, AND THIS SUPPLEMENT NO. 1 IN THEIR ENTIRETY PRIOR TO SUBSCRIBING FOR SHARES OF THE COMMON STOCK.

        The date of this Supplement No. 1 is April 29, 2005.